SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-26604

                           NOTIFICATION OF LATE FILING

      |X| Form 10-K       |_| Form 11-K       |_| Form 20-F       |_| Form 10-Q
                                 |_| Form N-SAR

                       For Period Ended: December 31, 2005

|_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:
                        --------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                 Digital Descriptor Systems, Inc.
Former name if applicable
Address of principal executive office   2150 Highway 35, Suite 250
City, state and zip code                Sea Girt, New Jersey 08750

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition |X| report
            on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's audit for the subject period is in the process of being completed

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                        Anthony R. Shupin (732) 359-0260
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2005, the registrant estimates revenues of approximately $3,332,630 and a net loss of approximately $(2,192,556). For the year ended December 31, 2004, the registrant currently states that it had revenues of approximately $412,052 and a net loss of approximately $(972,319). Results for this relevant fiscal quarter remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

The increase in revenue for the year ended December 31, 2005 was caused by the acquisition of CGM Security Solutions, Inc. The increase in loss is primarily due to the additional expenses incurred with the acquisition, including additional interest expense.

Digital Descriptor Systems, Inc. Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 3, 2006                     By: /s/ Anthony R. Shupin
                                           -------------------------------------
                                            Anthony Shupin, President and Chief
                                            Executive Officer